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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 3 TO
                                 SCHEDULE 14D-9

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                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              CERPROBE CORPORATION
                            (NAME OF SUBJECT COMPANY)

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                              CERPROBE CORPORATION
                        (NAME OF PERSON FILING STATEMENT)

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                          COMMON STOCK, $.05 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

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                                   156787 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                  C. ZANE CLOSE
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              CERPROBE CORPORATION
                           1150 NORTH FIESTA BOULEVARD
                           GILBERT, ARIZONA 85233-2237
                                 (480) 333-1500
 (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
            AND COMMUNICATIONS ON BEHALF OF PERSON FILING STATEMENT)

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                                   COPIES TO:

                             LANCE W. BRIDGES, ESQ.
                             MATTHEW T. BROWNE, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 550-6000

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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        This Amendment No. 3 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on October 25, 2000 by Cerprobe Corporation, a Delaware corporation (the "Company"), and as amended by Amendment No. 1 thereto filed by the Company with the Securities and Exchange Commission on October 27, 2000 and Amendment No. 2 thereto filed by the Company with the Securities and Exchange Commission on November 3, 2000 (as amended and together with the Exhibits and Annexes thereto, the "Statement"), relating to the tender offer by Cardinal Merger Sub., Inc., a Delaware corporation ("Merger Sub") and wholly owned subsidiary of Kulicke and Soffa Industries, Inc., a Pennsylvania corporation ("Acquiror"), to purchase all of the issued and outstanding shares of common stock, par value $0.05 per share, of the Company (together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock issued pursuant to a Rights Agreement dated as of September 28, 1998 between the Company and Computershare Trust Company, Inc. (as successor in interest to American Securities Transfer and Trust, Inc.), as amended by the First
Amendment thereto dated October 11, 2000, the "Shares") at a purchase price of $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Merger Sub's Offer to Purchase dated October 25, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (collectively with the Offer to Purchase and any amendments or supplements to either document, the "Offer"). Except to the extent amended and supplemented as set forth below, the information in the Statement is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Statement.



        Item 9.  Exhibits

        Item 9 is hereby amended and supplemented by adding the following exhibit that is incorporated herein by reference.

        Exhibit 19. Press Release issued by Acquiror on November 24, 2000.

        Exhibit Index

        The Exhibit Index that precedes Annex A to the Statement is amended and supplemented by adding a reference to the following exhibit.

        Exhibit 19. Press Release issued by Acquiror on November 24, 2000.

        Annex A

        The last paragraph in the introductory section of Annex A to the Statement, which is the paragraph in Annex A that immediately precedes the information contained in Annex A under the caption "Right to Designate Directors and Merger Sub Designees," is hereby amended and supplemented by adding the following three sentences as the final sentences of that paragraph:

        "In a press release dated November 24, 2000, Acquiror announced that the Offer expired at 12:00 Midnight on November 22, 2000, and that shareholders validly tendered approximately 8,858,449 Shares (or 92.5% of the outstanding Shares) which Acquiror has accepted for payment. In addition, Acquiror announced that it received Notices of Guaranteed Delivery with respect to 254,284 Shares (or 2.7% of the outstanding Shares) which, under the Offer, must be validly tendered within three trading days after delivery of this notice in order to be accepted for payment. A copy of the press release containing such announcement is filed as Exhibit 19 and is incorporated in this Amendment by reference."


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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CERPROBE CORPORATION

Date:  November 27, 2000                  /s/ C. ZANE CLOSE
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                                          By:  C. Zane Close,
                                          President and Chief Executive Officer


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